Exhibit 99.1

The dividend of S / 0.79 per share has been calculated considering the full amount of common and investment shares (423,868,449 common shares and 40,278,894 investment shares), which represents a distribution amount of S/ 366,676,400.97.

To date, the Company has 36,040,497 investment shares (treasury shares) corresponding to a total dividend of S/ 28,471,992.63, which will remain in the Company's equity. As a consequence, the dividend that will be distributed without considering said treasury shares is S/ 338,204,408.34.

Detail of the Utilities Application:

The board of directors unanimously agreed to a dividend of S/ 0.79 per common and investment share, which represents a total of S/ 366,676,400.97 on account of accumulated results as of Deember 31, 2019 according to the authorization of the Mandatory Annual Shareholders' Meeting held on March 23, 2021.

The dividends to be distributed correspond to the accumulated results as of December 31, 2014 and for the years 2015 to 2019, according to the following table:

	2014	2015	2016	2017	2018	2019	Total
Dividend distribution	405,335.37	8,301,399.76	104,556,328.90	84,403,814.58	69,028,965.11	99,980,557.25	366,676,400.97
Dividends corresponding to shares in treasury	31,473.82	644,593.96	8,118,676.35	6,553,857.24	5,360,018.21	7,763,373.05	28,471,992.63

Net distribution	373,861.55	7,656,805.80	96,437,652.55	77,849,957.34	63,668,946.90	92,217,184.20	338,204,408.34
Dividend tax rate	4.10%	6.80%	6.80%	5.00%	5.00%	5.00%

Taking into account that 1 ADR is equivalent to 5 common shares, the cash dividend for each ADR is S/ 3.95. For the payment of the dividends of the ADRs, the Company will pay Cavali in national currency the amount of the dividend corresponding to the ADRs program, and said entity (CAVALI) will deposit said amount in favor of: JPMORGAN CHASE BANK N.A. HOLDERS OF ADRS on the same date established for the delivery of the dividend in the domestic market, being JP MORGAN CHASE BANK N.A. The entity in charge of making the payment in US dollars to each of the ADR holders under the conditions of currency, date, distribution factor, stipulations and other regulations that correspond. The definitive factor for the American market will be known on the agreed payment date, as it is subject to daily variations in the exchange rate.

Concept of Dividend distribution: 2014-2019

Retained earnings: CPACASC1 COMMON SHARES

Register date: 22/06/2021

Type of value: CPACASC1 COMMONS SHARES

Distribution date: 06/07/2021

Type: CPACASI1 INVESTMENT SHARES

Register date: 22/06/2021

Type: CPACASI1 INVESTMENT SHARES

Distribution date: 06/07/2021

Observations: The cut-off dates (18.06.2021) registration (22.06.2020), are the same for the common shares and investment shares listed on the Lima Stock Exchange and ADR listed on the New York Stock Exchange.